

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Yucheng Hu
Chief Executive Officer and President
Mega Matrix Corp.
3000 El Camino Real,
Bldg. 4, Suit 200,
Palo Alto, CA 94306

> **Re: Mega Matrix Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-13387**

Dear Yucheng Hu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.   Refer to our letter sent to MarsProtocol Inc. dated May 24, 2023. Please consider the comments raised on the registration statement on Form F-4 (No. 333-271349) and revise your periodic report disclosures accordingly.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at (202) 551-3321 or Mark Brunhofer at (202) 551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets